Form 20-F
period 2003-09-30
ME PORTFOLIO MANAGEMENT LTD
filed 2004-03-25
CIK 1186142

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(MARK ONE)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the period from October 24, 2002 to September 30, 2003.
Commission file number 333-100087

                         ME PORTFOLIO MANAGEMENT LIMITED
            In its capacity as Manager of the SMHL Global Fund No. 3
                      Australian Company Number 502 352 843
             (Exact name of Registrant as specified in its charter)

                               Victoria, Australia
                 (Jurisdiction of incorporation or organization)

          Level 23, 360 Collins Street, Melbourne, VIC, 3000, Australia
                    (Address of principal executive offices)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
None

SECURITIES REQUIRED TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$1,400,000,000 Class A Mortgage Backed Floating Rate Notes due 2028 (the "Notes")

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 |_|    Item 18 |_|   Incorporated by Reference to filings on Form 6k |X|

CROSS-REFERENCE SHEET 20-F ITEM NUMBERS AND CAPTION LOCATION

PART I

1.  Identity of Directors, Senior Management        Not applicable
    And Advisers

2.  Other Statistics and Expected Timetable         Not applicable

3.  Key Information Selected Financial              Selected Financial
    Information                                     Information

4.  Information on the Company                      Property

5.  Operation and Financial Review and Prospects    Not Applicable

6.  Directors, Senior Management and Employees      Not applicable

7.  Major Shareholders and Related Party            Major Shareholders and
    Transactions                                    Transactions Interest of
                                                    Management and Related
                                                    Parties in Transactions

8.  Financial Information                           Not applicable

9.  The Offer and Listing                           Markets

10. Additional Information                          Exchange Controls, Taxation,
                                                    Legal Proceedings, Holders
                                                    of Notes

11. Quantitative and Qualitative Disclosures        Market Risk
    about Market Risk

12. Description of Securities Other than
    Equity Securities                               Not applicable


PART II

13. Defaults, Dividend Arrearages and               Defaults and Delinquencies
    Delinquencies

14. Material Modifications to Rights of             Material Modifications to
    Security Holders and Use of Proceeds            Rights of Security Holders

15. Controls and Procedures                         Not applicable

16. [RESERVED]


PART III

17. Financial Statements                            Not applicable

18. Financial Statements                            Not applicable

19. (a) Financial Statements                        Periodic Filings on Form 6K
                                                    incorporated by reference

    (b) Exhibits                                    Exhibits

TABLE OF CONTENTS

PART 1.........................................................................5

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..................5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE................................5

ITEM 3. SELECTED FINANCIAL INFORMATION.........................................5

ITEM 4. PROPERTY...............................................................6

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................6

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................6

ITEM 7. MAJOR SHAREHOLDERS AND INTEREST OF MANAGEMENT AND RELATED PARTIES IN
        TRANSACTIONS...........................................................6

ITEM 8. FINANCIAL INFORMATION..................................................6

ITEM 9. MARKETS................................................................6

ITEM 10. EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES......6

ITEM 11. MARKET RISKS.........................................................13

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITES................13


PART II.......................................................................13

ITEM 13. DEFAULTS AND DELINQUENCIES...........................................13

ITEM 14. MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS.................13

ITEM 15. CONTROLS AND PROCEDURES..............................................13

ITEM 16. [RESERVED]...........................................................13


PART III......................................................................13

ITEM 17. FINANCIAL STATEMENTS.................................................13

ITEM 18. FINANCIAL STATEMENTS.................................................13

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS....................................13


EXHIBITS

Exhibit 13.1:  Noteholders Report for the March 3, 2003 Payment Date

Exhibit 13.2:  Revised Noteholders Report for the March 3, 2003 Payment Date

Exhibit 13.3:  Noteholders Report for the June 2, 2003 Payment Date

Exhibit 13.4:  Noteholders Report for the September 2, 2003 Payment Date

Exhibit 13.5: Aggregate Totals for the Period October 24, 2002 to September 30, 2003

Exhibit 31.1:  Section 302 Certification

Exhibit 99.1:  The Manager Officer's Certificate of Compliance

Exhibit 99.2:  The Servicer Officer's Certificate of Compliance

Exhibit 99.3:  Independent Auditors Annual Servicer's Compliance Certificate

PART 1

This Annual Report on Form 20-F relates to the SMHL Global Fund No. 3 (the "Trust") and the Class A Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of October 21, 2002 (the "Note Trust Deed"), between Perpetual Trustees Australia Limited, as issuer trustee (the "Issuer Trustee"); ME Portfolio Management Limited (the "Manager"), as Manager; and The Bank of New York, New York branch, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus relating to the Notes.

The information required for some items in Form 20-F is "not applicable" to the Trust or the Manager. As used in this Annual Report filed on Form 20-F, "not applicable" or "Not Applicable" means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the Commission's Staff with respect to substantially similar securities and trusts that file annual reports on Form 10-K.

INCORPORTION OF CERTAIN DOCUMENTS BY REFERENCE

The Manager incorporates by reference its Noteholders Reports, filed as periodic filings on Form 6-K, which contain all financial information related to the Trust relevant to the holders of the Notes (the "Noteholders"), pursuant to rule 12b-23 promulgated under the Securities Exchange Act of 1934.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. SELECTED FINANCIAL INFORMATION

The Manager globally incorporates by reference and attaches hereto as Exhibit 13, pursuant to Rules 12b-23 promulgated under the Securities Exchange Act of 1934, the following quarterly Noteholder Reports (the "Noteholder Reports"), filed on Form 6-K, which include all financial information relating to the Trust that is relevant to Noteholders.

o    Noteholders Report for the March 3, 2003 Payment date

o    Revised Noteholders Report for the March 3, 2003 Payment date

o    Noteholders Report for the June 2, 2003 Payment date

o    Noteholders Report for the September 2, 2003 Payment date

The Manager also attaches hereto, as Exhibit 13.5, the following document:-

o    Aggregate Totals for the period October 24, 2002 to September 30, 2003.

CURRENCY EXCHANGE

A portion of the financial information provided in the exhibit listed above contains information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 19, 2004 was US$0.7475 =A$1.00. Payments to Noteholders, however, are not affected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. The issuers trustee has entered into a currency swap with the Currency Swap Provider, Deutsche Bank AG, New York Branch, to hedge its foreign currency exposure.

ITEM 4. PROPERTY

The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibits 13.1 through 13.4 and the Aggregate Totals for the period October 24, 2002 to September 30, 2003, attached as Exhibit 13.5.

Additionally, an Officer's Certificate of Compliance, executed by a Director of the Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND INTEREST OF MANAGEMENT AND RELATED PARTIES IN TRANSACTIONS

ME Portfolio Management Limited is a wholly owned subsidiary of Members Equity Pty Limited. Its principal business activity is the management of securitisation trusts established under Members Equity Pty Limited's securitisation programmes including the SMHL Program.

ME Portfolio Management Limited has entered into arrangements on commercial terms with Members Equity Pty Limited in order to carry out its functions as manager under the securitisation trusts.

ITEM 8. FINANCIAL INFORMATION

Not Applicable.

ITEM 9. MARKETS

The Notes are not traded on any nationally recognized exchange in the United States.

ITEM 10. EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES

CURRENCY EXCHANGE CONTROL RISK

Interest and principal payments to holders of the Notes are paid in United States dollars ("U.S. dollars"). However payments on the mortgage loans (the "Collections") are received by the Issuer Trustee, in Australian dollars, in Australia. Pursuant to a swap agreement ("Currency Swap") the Issuer Trustee is required to pay a portion of the Collections to the swap provider (the "Currency Swap Provider") who in turn pays ("Swap Currency Exchange"), at the direction of the Issuer Trustee, U.S. dollars to the holders of the Notes. It is possible that in the future, Australia may impose exchange controls that affect the availability of Australian dollar payments for making payments under the Currency Swap. The holders of the Notes will bear the risk of the imposition of foreign exchange controls by the Australian government that impact upon the Issuer Trustee's ability to exchange the Collections for U.S. dollars.

The Issuer Trustee has no control over such risk, which will generally be affected by economic and political events in Australia. If the Issuer Trustee does not pay some or all of the amount in Australian dollars which it is required to pay the Currency Swap Provider under the Currency Swap, the Currency Swap Provider is only required to pay the U.S. dollar equivalent of the amounts it actually receives. In such event, it is unlikely that the Trust would have sufficient U.S. dollars to make the payments due on the Notes.

Under temporary Australian foreign exchange controls, which may change in the future, buying, borrowing, selling, lending or exchanging foreign currency (where the transaction relates to property, securities or funds) by an Australian resident to, or on behalf of the following payees is subject to restrictions:

o    the Government of Iraq or its agencies or nationals;

o    certain Yugoslav entities or individuals;

o    Jemiah Islamiah;

o UNITA (the Union for the Total Independence of Angola), its senior officials and their immediate families;

o the Government of Zimbabwe, any public authority or controlled entity of the Government of Zimbabwe and certain other individuals identified by the Reserve Bank of Australia;

o the Taliban (also known as the Islamic Emirate of Afghanistan) or any undertaking owned or controlled, directly or indirectly, by the Taliban;

o Osama bin Laden, the Al-Qaeda organisation and certain other individuals identified by the Reserve Bank of Australia as being linked to terrorism; and

o the persons whose names are published in the Commonwealth Government Gazette Gn42 as amended by Commonwealth Government Gazette Gn37 and Commonwealth Government Gn49, and the persons whose names are listed under Suppression of the Financing of Terrorism Act 2002 (Commonwealth). Any funds transferred from Australia or to non-Australian residents may be subject to withholding taxes in relation to remittances of dividends, to the extent they are unfranked, and interest payments.

Approval of the Reserve Bank of Australia is required for certain large transactions (i.e greater than A$100,000) by or on behalf of:

o    the Embassy of the Federal Republic of Yugoslavia;

o    the consulate-General of the Federal Republic of Yugoslavia; and

o    the National Bank of Yugoslavia;

Under the Charter of the United Nations (Anti-terrorism Measures) Regulations 2001 (the "UN Regulations") (as administered by the Department of Foreign Affairs and Trade in Australia), restrictions exist in relation to dealings with the assets of persons or entities mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373 (2001), as proscribed by the Minister for Foreign Affairs in Australia pursuant to Regulation 7 of the UN Regulations.

ANTI-TERRORISM RESTRICTIONS

The written approval of the Australian Minister of Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette.

This includes individuals or entities linked with the Taliban, Osama bin Laden, Al Qa'ida, Jemaah Islamiyah and other terrorist organizations (which may be known by different names). Transactions involving persons published in the Commonwealth Government Gazette without the permission of the Australian Minister for Foreign Affairs are a criminal offence.

PROHIBITED TRANSACTIONS

Transactions involving the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe are prohibited under the Banking (Foreign Exchange) Regulations 1959
(Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

TRANSACTIONS WHICH MAY BE APPROVED BY THE RESERVE BANK OF AUSTRALIA

o Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) require prior approval from the Reserve Bank of Australia.


TAXATION

CERTAIN AUSTRALIAN TAX MATTERS

The following statements with respect to Australian taxation are only general summaries and are based on advice received by the Manager. Purchasers of Notes should consult their own tax advisers concerning the consequences, in their particular circumstances, under Australian tax laws, and the laws of any other taxing jurisdiction, of the ownership of or any dealing in the Notes.

PAYMENTS OF PRINCIPAL, PREMIUMS AND INTEREST

Under current Australian tax law, non-resident holders of Notes are not subject to Australian income tax on payments of interest or amounts in the nature of interest unless those securities are held as part of a business carried on, at or through a permanent establishment in Australia. However, interest or amounts in the nature of interest paid to such non-residents may be subject to interest withholding tax, which is currently imposed at the rate of 10%. A premium on redemption, if any, would generally be treated as an amount in the nature of interest for this purpose.

Pursuant  to  section  128F  of  the  Income  Tax  Assessment  Act  1936  of the
Commonwealth of Australia (the "1936 Act"), an exemption from Australian interest withholding tax is available where the following prescribed conditions are met. These conditions are:

o the issuer trustee is a company (as defined) that is a resident of Australia, or a non-resident carrying on business at or through a permanent establishment in Australia, when it issues the Notes and when the interest, as defined in section 128A (1AB) of the 1936 Act, is paid; and

o the Notes constituted debentures which were issued in a manner which satisfied the public offer test as prescribed under section 128F of the 1936 Act or which satisfied the definition of a global bond under subsection 128F(10) of the 1936 Act.

The Notes were issued in a way that satisfied the public offer test and otherwise met the requirements of section 128F of the 1936 Act. Accordingly, payments of principal and interest by the Issuer Trustee, and any premium upon redemption made to a non-resident Noteholder, who does not carry on business through a permanent establishment in Australia, will not be subject to Australian income or withholding tax.

The exemption from Australian withholding tax will not apply to interest paid by the Issuer Trustee to an associate of the Issuer Trustee within the meaning of section 128F of the 1936 Act if, at the time of the payment, the Issuer Trustee knows, or has reasonable grounds to suspect, that the person is such an associate unless the associate receives payment of the interest (or amount in the nature of interest):

o if the associate is not an Australian resident, in carrying on business in Australia at or through a permanent establishment; or

o if the associate is an Australian resident, other than through a business carried on by the associate at or through a permanent establishment outside Australia; or

o in the capacity of a clearing house, paying agent, custodian, funds manager, or responsible entity of an Australian registered scheme.

PROFIT ON SALE

Under existing Australian law, non-resident holders of Notes will not be subject to Australian income tax on profits derived from the sale or disposal of those Notes provided that:

o the Notes are not held as part of a business carried on, at or through a permanent establishment in Australia; and

o    the profits do not have an Australian source.

The source of any profit on the disposal of Notes will depend on the factual circumstances of the actual disposal. Where the Notes are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have a business carried on, at or through a permanent establishment in Australia, the profit should not have an Australian source.

TAXATION OF FINANCIAL ARRANGEMENTS

The Australian Federal Government enacted The New Business (Taxation of Financial Arrangements) Act (No. 1) 2003 ("the TOFA Act"). The TOFA Act includes measures in relation to the treatment of foreign currency gains and losses on transactions entered into on or after the first income year commencing on or after July 1, 2003. In addition, the new rules will also apply, at the option of the taxpayer, to foreign currency gains and losses on transactions entered into prior to the first income year commencing after July 1, 2003 but realised after that time.

The TOFA Act also contains measures in relation to the removal of the taxing point on conversion or exchange of certain traditional securities. These measures apply to traditional securities issued after May 14, 2002.

The  specific  taxation  implications  of these  measures  will vary as  between
Noteholders.   Broadly,  the  taxation   consequences  will  depend  on  whether
Noteholders own the Notes on revenue or capital account.

The measures should not impact non-resident Noteholders who do not have a permanent establishment in Australia.


GOODS AND SERVICES TAX

Australia has a goods and services tax under which an entity is required to pay goods and services tax on any taxable supplies it makes. The amount of goods and services tax payable will be equal to 1/11th of the total consideration received for the supply.

In the case of supplies made by the Issuer Trustee:

o if the supply is "GST free", the Issuer Trustee is not liable to pay goods and services tax on the supply and can obtain "input tax credits" for goods and services taxes paid on things acquired by it in order to make the supply; and

o if the supply is "input taxed", which includes financial supplies, the Issuer Trustee is not liable to pay goods and services tax on the supply, but is not entitled to "input tax credits" for goods and services tax paid on things acquired by it in order to make the supply. In some circumstances, a "reduced input tax credit" may be available.

On the basis of the current goods and services tax legislation, the payment of interest or principal on the Notes is unlikely to be a taxable supply.

Services provided to the Issuer Trustee may be a mixture of taxable and input taxed supplies for goods and services tax purposes. If a supply is taxable, the supplier has the primary obligation to account for goods and services tax in respect of that supply and must rely on a contractual provision to recoup that goods and services tax from the Issuer Trustee.

If other fees payable by the Issuer Trustee are treated as the consideration for a taxable supply under the goods and services tax legislation or otherwise may be increased by reference to the relevant supplier's goods and services tax liability, the Issuer Trustee may not be entitled to a full input tax credit for that increase and the trust expenses will increase, resulting in a decrease in the funds available to the Trust.

The goods and services tax may increase the cost of repairing or replacing damaged properties offered as security for housing loans. However, it is a condition of the loan contracts associated with the mortgages held by the fund that the borrower must maintain full replacement value property insurance at all times during the loan term.

The goods and services tax legislation, in certain circumstances, treats the Issuer Trustee as making a taxable supply if it enforces security by selling the mortgaged property and applying the proceeds of sale to satisfy the housing loan. In these circumstances, the Issuer Trustee has to account for goods and services tax out of the sale proceeds, with the result that the remaining sale proceeds may be insufficient to cover the unpaid balance of the related loan. However, the general position is that a sale of residential property is an input taxed supply for goods and services tax purposes and so the enforced sale of property which secures the housing loans will generally not be treated as a taxable supply under these provisions. As an exception, the Issuer Trustee still has to account for goods and services tax out of the proceeds of sale recovered when a housing loan is enforced where the borrower is an enterprise which is registered for goods and services tax purposes, uses the mortgaged property as an asset of its enterprise and any of the following are relevant:

o    the property is no longer being used as a residence; or

o the property is used as commercial residential premises such as a hostel or boarding house; or

o the borrower is the first vendor of the property -the borrower built the property; or

o    the mortgaged property has not been used predominantly as a residence.

Because the Issuer Trustee is an insured party under the mortgage insurance policies, it may in certain limited circumstances have to account for goods and services tax in respect of any claim payment received. Generally, if certain compliance procedures have been followed, the insured does not have to account for goods and services tax in respect of the claim payment.

Any reduction as a result of goods and services tax in the amount recovered by the Issuer Trustee when enforcing the housing loans will decrease the funds available to the Trust to the extent not covered by the mortgage insurance policies. The extent to which the Issuer Trustee is able to recover an amount on account of the goods and services tax, if any, payable on the proceeds of sale in the circumstances described in this section, will depend on the terms of the related mortgage insurance policy.

OTHER TAXES

Under current Australian law, there are no gift, estate or other inheritance taxes or duties. A transfer of, or agreement to transfer, Notes executed outside of Australia should not be subject to Australian stamp duty (except, under certain circumstances, nominal duty in the Northern Territory).

CONSOLIDATION

The 'head company' of a consolidatable tax group may elect for the group to consolidate under the new regime from July 1, 2002 and be taxed as a single entity so that transactions between members of the consolidated group are ignored for tax purposes. Making an election to consolidate is optional. However, the existing tax concessions for transactions between members of the same wholly owned group, including loss transfers and asset roll-overs, will cease to be available from July 1, 2003 (or, for consolidated tax groups with a 'head company' with a substituted accounting period, from the start of the company's tax year commencing after July 1, 2003 provided that the company elects to consolidate from the beginning of that tax year).

A consolidatable tax group consists of a `head company' and all of its wholly owned subsidiaries including trusts (provided that all members are 100% wholly owned by the head company). A consequence of the `head company' making an election to consolidate is that all eligible members of a consolidatable tax group (including wholly owned trusts) will be included in the consolidated tax group. That is, it is not possible to elect to leave certain wholly owned entities outside the consolidated tax group.

Therefore, if the consolidatable group of which the beneficiary of the Trust is an eligible member were to elect to consolidate, the Trust would become part of that consolidated group. Membership of a consolidated group should not alter the tax treatment of the Trust in normal circumstances. The head company is primarily liable for the combined tax liability of the consolidated tax group. However, if the head company fails to pay a tax liability of the consolidated tax group on time, then each entity that was part of the consolidated group for at least part of the period to which the tax liability relates will become jointly and severally liable for that group tax liability.

There is an exception to joint and several liability where, immediately prior to the time that the tax liability of the head company is due and payable, there existed a "tax sharing agreement" between one or more members of the group and the "head company" under which each member that is a party to the agreement agrees to contribute an amount towards the payment of the group tax liability. Members of a consolidated tax group that enter into a tax sharing agreement with the head company will, in the event that the head company fails to pay a group tax liability by the due date, become liable for that liability to the extent of their agreed contribution. However, the agreed contribution level for each member covered by the tax sharing agreement must represent a reasonable allocation of the total group tax liability. Given that the Issuer Trustee would not, if the Trust were considered on a stand alone basis, have a liability to tax it would not seem unreasonable that other members of the consolidated tax group, apart from the Trust, should be potentially responsible for the group tax liabilities under the tax sharing agreement

If a valid tax sharing agreement is in place, none of the members of the consolidated tax group will be jointly and severally liable for the tax liabilities covered by that agreement. Therefore, provided the group tax liabilities of a consolidated group of which the Trust becomes a member are covered by a valid tax sharing agreement, the joint and several liability rule will not apply to the Trust and accordingly will not affect the tax neutral status of the Trust.

THIN CAPITALISATION

Australia has thin capitalisation measures that operate to deny or reduce a portion of interest deductions. These rules apply where an entity is either an "Outward Investing Entity" or an "Inward Investing Entity". Whilst the Trust is neither an Outward Investing Entity nor an Inward Investing Entity, the rules may still apply to the Trust if the Manager, as the beneficiary of the Trust, is itself an Inward Investing Entity or an Outward Investing Entity. The Manager is currently not an Inward Investing Entity. In addition, it is expected that the Manager will satisfy a de minimus exemption provided by the law so that it will not be subject to the thin capitalisation rules as an Outward Investing Entity.

In any case, the Australian Federal Government has recently enacted legislation which provides that securitisation vehicles which meet the structured finance criteria for special purpose entities in Australia of an internationally recognized ratings agency and fund their activities by the issue of debt interests, will not be subject to the thin capitalisation regime. The Trust should meet these criteria and thus the rules should not apply to the Trust. Even if the rules do apply to the Trust, on the basis that the beneficiary of the Trust is presently entitled to the income of the Trust, any resultant tax liability will be met by the beneficiary and, therefore, should not adversely affect the ability of the Issuer Trustee to pay principal and interest on the Notes.

DEBT/EQUITY RULES

The Debt/Equity rules, applicable generally from July 1, 2001, under which debt can be recharacterized as equity for tax purposes should not affect the tax deductibility of interest on the Notes.

TAX REFORM PROPOSALS - TAXATION OF TRUSTS AS COMPANIES

Under existing Australian law, any tax liability in respect of the income of the Trust is borne directly by the beneficiary of the Trust, not by the Issuer Trustee. Therefore, the cash available to the Issuer Trustee to service the Notes will not be affected by the payment (or otherwise) of income tax.

On February 27, 2001, the Federal Government withdrew draft legislation under which non-fixed trusts were proposed to be taxed as companies and announced it would begin a new round of consultations with interested parties in relation to this proposal. In November 2002, the Board of Taxation considering the reform of the Australian tax laws as they apply to non-fixed trusts issued a report recommending that the Government retain the current flow-through treatment of distributions of non-assessable amounts by non-fixed trusts rather than adopting a company type taxation model, and recommended some incidental amendments to the tax law. On December 12, 2002 the Australian Federal Government announced its intention to amend the taxation laws in accordance with the recommendations of the Board of Taxation. Although the Australian Federal Government has not expressly confirmed that it will not adopt a company-type taxation model for non-fixed trusts, such course is unlikely given the report of the Board of Taxation and the Government's response to that report.


LEGAL PROCEEDINGS

The Manager knows of no material legal proceedings involving any of the Trust, the Manager, the Servicer or the Issuer Trustee.

HOLDERS OF NOTES

The Notes are currently represented by certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company. Accordingly, Cede & Co. is the sole holder of record of the Notes, which it holds on behalf of brokers, dealers, banks and other direct participants in the DTC system.

ITEM 11. MARKET RISKS

                             CURRENCY EXCHANGE RISK

Interest and principal on the Notes is payable in U.S. dollars and the Trust's primary source for funding its payments on the Notes is its Collections on the mortgage loans, which will be sourced in Australian dollars. If the Currency Swap Provider was to fail to perform under the Currency Swap or was to be discharged from such performance because of a default thereunder by the Trust, the Trust might have to exchange its Australian dollars for U.S. dollars at an exchange rate that is less favorable to the Trust than when the Currency Swap was entered into and might therefore not have sufficient U.S. dollars to make timely payments on the Notes, even though the delinquency and loss experience on the mortgage loans may be acceptable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITES

Not Applicable.


PART II

ITEM 13. DEFAULTS AND DELINQUENCIES

There has been no material default or delinquency in the payment of principal or interest on the Notes. Delinquency and loss information on the mortgage loans has been provided in the Noteholder Reports.

ITEM 14. MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS

None.

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

Not Applicable.


PART III


ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

a. See the "Selected Financial Data" section in this Annual Report and the Exhibits described in section (b) below.

b.   Exhibits

     The following documents are filed as part of this Annual Report:

1.   Exhibit 13.1: Noteholders Report for the March 3, 2003 Payment Date

2.   Exhibit 13.2: Revised Noteholders Report for the March 3, 2003 Payment Date

3.   Exhibit 13.3: Noteholders Report for the June 2, 2003 Payment Date

4.   Exhibit 13.4: Noteholders Report for the September 2, 2003 Payment Date

5.   Exhibit 13.5: Aggregate Totals for the Period October 24, 2002 to September
                   30, 2003

6.   Exhibit 31.1: Section 302 Certification

7.   Exhibit 99.1: The Manager Officer's Certificate of Compliance

8.   Exhibit 99.2: The Servicer Officer's Certificate of Compliance

9.   Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate



SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


ME PORTFOLIO MANAGEMENT LIMITED


/S/ N. VAMVAKAS
-----------------------------
Name: N. VAMVAKAS
Title: Director
Date: March 22, 2004

EXHIBITS

EXHIBIT NO.       DOCUMENT DESCRIPTION
----------      --------------------------------------

  13.1:         Noteholders Report for the March 3, 2003 Payment Date

  13.2:         Revised Noteholders Report for the March 3, 2003 Payment Date

  13.3:         Noteholders Report for the June 2, 2003 Payment Date

  13.4:         Noteholders Report for the September 2, 2003 Payment Date

  13.5:         Aggregate Totals for the Period October 24, 2002 to September
                30, 2003

  31.1          Section 302 Certification

  99.1:         The Manager Officer's Certificate of Compliance

  99.2          The Servicer Officer's Certificate of Compliance

  99.3          Independent Auditors Annual Servicer's Compliance Certificate