Form 20-F
period 2003-09-30
ME PORTFOLIO MANAGEMENT LTD
filed 2004-03-25
CIK 1186142

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

For the period from May 1, 2003 to September 30, 2003.
Commission file number 333-104191

                         ME PORTFOLIO MANAGEMENT LIMITED
            In its capacity as Manager of the SMHL Global Fund No. 4
                      Australian Company Number 658 337 304
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$1,000,000,000 Class A Mortgage Backed Floating Rate Notes due 2029 (the "Notes")

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


PART III......................................................................13

ITEM 17. FINANCIAL STATEMENTS.................................................13

ITEM 18. FINANCIAL STATEMENTS.................................................13

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS....................................13


EXHIBITS

Exhibit 13.1: Noteholders Report for the July 9, 2003 Payment Date

Exhibit 13.2: Aggregate Totals for the Period May 1, 2003 to September 30, 2003

Exhibit 31.1: Section 302 Certification

Exhibit 99.1: The Manager Officer's Certificate of Compliance

Exhibit 99.2: The Servicer Officer's Certificate of Compliance

Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate

PART 1

This Annual Report on Form 20-F relates to the SMHL Global Fund No. 4 (the "Trust") and the Class A Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of April 29, 2003 (the "Note Trust Deed"), between Perpetual Trustees Australia Limited, as issuer trustee (the "Issuer Trustee"); ME Portfolio Management Limited (the "Manager"), as Manager; and The Bank of New York, New York branch, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus relating to the Notes.

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

o     Noteholders Report for the July 9, 2003 Payment date

The Manager also attaches hereto, as Exhibit 13.2, the following document:-

o     Aggregate Totals for the period May 1, 2003 to September 30, 2003.

CURRENCY EXCHANGE

A portion of the financial information provided in the exhibit listed above contains information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 19, 2004 was US$0.7475 =A$1.00. Payments to Noteholders, however, are not affected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. The issuer trustee has entered into a currency swap with the Currency Swap Provider, Deutsche Bank AG, New York Branch, to hedge its foreign currency exposure.

ITEM 4. PROPERTY

The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibit 13.1 and the Aggregate Totals for the period May 1, 2003 to September 30, 2003, attached as Exhibit 13.2.

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

o the borrower is the first vendor of the property - the borrower built the property; or

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

b.    Exhibits

     The following documents are filed as part of this Annual Report:

1.    Exhibit 13.1: Noteholders Report for the July 9, 2003 Payment Date

2.    Exhibit 13.2: Aggregate Totals for the Period May 1, 2003 to September 30,
                    2003

3.    Exhibit 31.1: Section 302 Certification

4.    Exhibit 99.1: The Manager Officer's Certificate of Compliance

5.    Exhibit 99.2: The Servicer Officer's Certificate of Compliance

6.    Exhibit 99.3: Independent Auditors Annual Servicer's Compliance
                    Certificate



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


ME PORTFOLIO MANAGEMENT LIMITED


/S/ N. VAMVAKAS
-----------------------------
Name: N. VAMVAKAS
Title: Director
Date: March 22, 2004

EXHIBITS

EXHIBIT NO.     DOCUMENT DESCRIPTION
-----------    --------------------------------------

  13.1:        Noteholders Report for the July 9, 2003 Payment Date

  13.2:        Aggregate Totals for the Period May 1, 2003 to September 30, 2003

  31.1         Section 302 Certification

  99.1:        The Manager Officer's Certificate of Compliance

  99.2         The Servicer Officer's Certificate of Compliance

  99.3         Independent Auditors Annual Servicer's Compliance Certificate